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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                AMENDMENT NO. 10

                                       to

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                        CATELLUS DEVELOPMENT CORPORATION
                           (Name of Subject Company)


                         Common Shares, $0.01 par value
                         (Title of Class of Securities)


                                   149-111-106
                                 (CUSIP Number)

                            Sheryl Pressler
                            Chief Investment Officer
                            California Public Employees'
                               Retirement System
                            Lincoln Plaza, 400 "P" Street
                            Sacramento, California  95814
                            Tel. No. (916) 326-3828
                     ---------------------------------------
                     (Name, Address and Telephone Number of
                         Persons Authorized to Receive
                          Notices and Communications)


                                  October 8, 1997
                         -----------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)





                               Page 1 of 6 Pages

                       The Index to Exhibits is on Page 4





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         This Amendment No. 10 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed by California Public Employees' Retirement System ("CalPERS"), a governmental employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Catellus Development Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 10 have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of the Transaction.

         Item 4 is amended by adding to the end thereof the following information:

         On October 8, 1997 CalPERS and the Issuer issued a joint press release announcing the proposed public offering of shares of Common Stock held by CalPERS. The description of the joint press release is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 16 hereto and incorporated herein by this reference.

Item 5.  Interest in Securities of Issuer.

         Item 5 is amended by adding to the end thereof the following information:

         On October 8, 1997 CalPERS and the Issuer issued a joint press release announcing the proposed public offering of shares of Common Stock held by CalPERS. The description of the joint press release is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 16 hereto and incorporated herein by this reference.

Item 6. Contracts, Arrangements, Understandings Where Relationship With Respect to Securities of the Issuer.

         Item 6 is amended by adding to the end thereof the following information:

         On October 8, 1997 CalPERS and the Issuer issued a joint press release announcing the proposed public offering of shares of Common Stock held by CalPERS. The description of the joint press release is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 16 hereto and incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended by adding the following exhibit:

         16.      Joint Press Release of CalPERS and the Issuer dated
                  October 8, 1997.





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                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 1997            CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT
                                  SYSTEM



                             By:  /s/ SHERYL PRESSLER
                                  --------------------------------------
                                  Sheryl Pressler
                                  Title:  Chief Investment Officer





                               Page 3 of 6 Pages
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                                 EXHIBIT INDEX



Number                                                               Page
------                                                               ----
  16.    Joint Press Release of CalPERS and the                       5
         Issuer dated October 8, 1997.





                               Page 4 of 6 Pages